Exhibit 99.6

Dated [—] 2012

M.S. ELECTRONIC EMPORIUM LIMITED

CHINA METRO-RURAL LIMITED

CHINA METRO-RURAL EXCHANGE LIMITED

CHINA METRO-RURAL DEVELOPMENT LIMITED

CHINA FOCUS CITY (H.K.) HOLDINGS LIMITED

as Guarantors

of the Bonds issued by

CHINA METRO-RURAL HOLDINGS LIMITED

Linklaters

10th Floor, Alexandra House

Chater Road

Hong Kong

Telephone (+852) 2842 4888

Facsimile (+852) 2810 8133/2810 1695

Ref L-202213

This Deed of Guarantee is made on [—] 2012 by:

(1)	M.S. ELECTRONIC EMPORIUM LIMITED, a limited liability company incorporated under the laws of the British Virgin Islands whose registered office is at PO Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands;

(2)	CHINA METRO-RURAL LIMITED, a limited liability company incorporated under the laws of the British Virgin Islands whose registered office is at PO Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands;

(3)	CHINA METRO-RURAL EXCHANGE LIMITED, a limited liability company incorporated under the laws of Hong Kong whose registered office is at Suite 2204, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong;

(4)	CHINA METRO-RURAL DEVELOPMENT LIMITED, a limited liability company incorporated under the laws of Hong Kong whose registered office is at Suite 2204, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong; and

(5)	CHINA FOCUS CITY (H.K.) HOLDINGS LIMITED, a limited liability company incorporated under the laws of Hong Kong whose registered office is at Suite 2204, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong;

(together, the “Subsidiary Guarantors”), in favour of the Bondholders.

Whereas:

(A)	Each of the Subsidiary Guarantors is a subsidiary of China Metro-Rural Holdings Limited (the “Issuer”).

(B)	The Issuer proposes to issue US$60,000,000 principal amount of Bonds to be known as its 14 per cent. Guaranteed Secured Convertible Bonds due 2017 convertible into the ordinary shares of the Issuer which will be guaranteed by the Subsidiary Guarantors (the “Bonds”).

(C)	The Subsidiary Guarantors have agreed to guarantee (i) the payment of all sums expressed to be payable from time to time by the Issuer pursuant to the terms and conditions of the Bonds to the holders from time to time of any Bonds (the “Bondholders”) issued by it and (ii) the punctual performance by the Issuer of all the obligations of the Issuer under the Bonds (the “Guarantee”).

This Deed Witnesses as follows:

1	Interpretation

1.1	Defined Terms: In this Deed, unless otherwise defined herein, capitalised terms shall have the same meaning given to them in the terms and conditions of the Bonds (the “Conditions”).

1.2	Headings: Headings shall be ignored in construing this Deed.

1.3	Contracts: References in this Deed to this Deed or any other document are to this Deed or those documents as amended, supplemented or replaced from time to time in relation to the Bonds and includes any document that amends, supplements or replaces them.

2	Guarantee and Indemnity

2.1	Guarantee: Each of the Subsidiary Guarantors unconditionally and irrevocably guarantees on a joint and several basis:

2.1.1	the punctual performance by the Issuer of all the obligations of the Issuer under the Transaction Documents;

2.1.2	that if the Issuer does not pay any sum payable by it under the Bonds by the time and on the date specified for such payment (whether on the normal due date, on acceleration or otherwise), the Subsidiary Guarantors shall pay such sum to the relevant Bondholder (or Bondholders as the case may be) before close of business on that date in the city to which payment is so to be made by the Issuer as if he was the sole principal debtor. All payments under this Guarantee by the Subsidiary Guarantors shall be made subject to the Conditions.

2.2	Future Subsidiary Guarantors: Pursuant to the Conditions, the Issuer has undertaken to cause each of its future Subsidiaries not incorporated in the PRC (the “Relevant Subsidiaries”) to, as soon as practicable upon becoming a Relevant Subsidiary and at the Issuer’s expense, (i) execute and deliver to the Bondholders (x) a deed supplemental to the Subsidiary Deed of Guarantee in substantially the form set out in Schedule 1 to this Deed, pursuant to which such Relevant Subsidiary will, jointly and severally with the existing Subsidiary Guarantors, guarantee the due payment of all sums expressed to be payable by the Issuer under the Bonds and the performance of all obligations of the Issuer under the Transaction Documents and (y) a legal opinion from a law firm of international repute opining on the execution and delivery and the legality, validity and enforceability of such supplemental deed to the Subsidiary Deed of Guarantee and (ii) comply with any other requirements for the purpose of providing a legal, valid and enforceable guarantee.

2.3	Subsidiary Guarantors as Principal Debtors: As between the Subsidiary Guarantors and the Bondholders but without affecting the Issuer’s obligations, each of the Subsidiary Guarantors will be liable, jointly and severally, under this Guarantee as if it were the sole principal debtor and not merely a surety. Accordingly, the obligations of each of the Subsidiary Guarantors will not be discharged, nor will the liability of each of the Subsidiary Guarantors be affected, by anything that would not discharge it or affect its liability if it was the sole principal debtor (whether or not known to it or the Bondholders), including (1) any time, indulgence, waiver or consent at any time given to the Issuer or any other person, (2) any amendment to any other provisions of this Guarantee or to the Conditions or to any security or other guarantee or indemnity, (3) the making or absence of any demand on the Issuer or any other person for payment, (4) the enforcement or absence of enforcement of this Guarantee, the Bonds or of any security or other guarantee or indemnity, (5) the taking, existence or release of any security, guarantee or indemnity, (6) the dissolution, amalgamation, reconstruction or reorganisation of the Issuer or any other person, (7) the illegality, invalidity or unenforceability of or any defect in any provision of this Guarantee, the Bonds or any of the Issuer’s obligations under any of them or (8) any other act, event or omission which, but for this Clause 2.3, might operate to discharge, impair or otherwise affect the obligations expressed to be assumed by the Subsidiary Guarantors herein or any of the rights, powers or remedies conferred upon the Bondholders by this Guarantee or by law.

2.4

Subsidiary Guarantors’ Obligations Continuing: The obligations of each Subsidiary Guarantor under this Guarantee are and shall remain in full force and effect by way of continuing security until no sum remains payable under the Bonds or this Guarantee, regardless of any intermediate payment or discharge in whole or in part. Furthermore, those obligations of each the Subsidiary Guarantor are additional to, and not instead of, any security or other guarantee or indemnity at any time existing in favour of any person, whether from the Subsidiary Guarantors or otherwise and may be enforced without first having recourse to the Issuer, any other person, any security or any other guarantee or indemnity. Each of the Subsidiary Guarantors irrevocably waives all notices and demands of any kind.

2.5	Exercise of Subsidiary Guarantors’ Rights: So long as any sum remains payable under the Bonds, or this Guarantee, none of the Subsidiary Guarantors shall exercise or enforce any right, by reason of the performance of any of its obligations under this Guarantee, to be indemnified by the Issuer or to take the benefit of or enforce any security or other guarantee or indemnity.

2.6	Avoidance of Payments: Each of the Subsidiary Guarantors shall on demand from the Majority Bondholder, indemnify the relevant Bondholder, on an after tax basis, against any cost, loss, expense or liability sustained or properly incurred by it as a result of it being required for any reason (including any bankruptcy, insolvency, winding-up, dissolution or similar law of any jurisdiction) to refund all or part of any amount received or recovered by it in respect of any sum payable by the Issuer under the Bonds and shall in any event pay to it on demand the amount as refunded by it.

2.7	Reinstatement: If any discharge (whether in respect of the obligations of the Issuer or any security for those obligations or otherwise) or arrangement is made in whole or in part on the faith of any payment, security or other disposition which is avoided or must be restored on insolvency, liquidation or similar proceedings, the liability of each of the Subsidiary Guarantors under this Deed will continue as if the discharge or arrangement had not occurred.

2.8	Debts of Issuer: If any moneys become payable by the Subsidiary Guarantors under this Guarantee, the Issuer shall not (except in the event of the liquidation of the Issuer) so long as any such moneys remain unpaid, pay any moneys for the time being due from the Issuer to the Subsidiary Guarantors.

2.9	Indemnity: As separate, independent and alternative stipulations, each Subsidiary Guarantor unconditionally and irrevocably agrees: (1) that any sum that, although expressed to be payable by the Issuer under the Bonds or this Guarantee, is for any reason (whether or not now existing and whether or not now known or becoming known to the Issuer, the Subsidiary Guarantors or a Bondholder) not recoverable from such Subsidiary Guarantor on the basis of a guarantee shall nevertheless be recoverable from it as if it were the sole principal debtor and shall be paid by it to the Bondholder on demand; and (2) as a primary obligation to indemnify, to the maximum permitted under all applicable laws, each Bondholder against any loss suffered by it as a result of any sum expressed to be payable by the Issuer under the Bonds or this Guarantee not being paid on the date and otherwise in the manner specified in this Guarantee or in the Conditions or any payment obligation of the Issuer under the Bonds or this Guarantee being or becoming void, voidable or unenforceable for any reason (whether or not now existing and whether or not now known or becoming known to a Bondholder), the amount of that loss being the amount expressed to be payable by the Issuer in respect of the relevant sum.

2.10	Immediate Recourse: Each Subsidiary Guarantor waives any right it may have of first requiring the Bondholders (or any trustee or agent on their behalf) to proceed against or enforce any other right or security or claim payment from any person before claiming from such Subsidiary Guarantor under this Guarantee.

2.11	Appropriations: Until all of the Subsidiary Guarantors’ obligations under this Guarantee have been irrevocably paid in full, the Bondholders (or any trustee or agent on their behalf) may without affecting the liability of the Subsidiary Guarantors under this Guarantee:

2.11.1	refrain from applying or enforcing any other moneys, security or rights held or received by the Bondholders (or any trustee or agent on their behalf) in respect of those amounts; or

2.11.2	apply and enforce them in such manner and order as they see fit (whether against those amounts or otherwise); and

2.11.3	hold in an interest-bearing suspense account any moneys received from the Subsidiary Guarantors or on account of the Subsidiary Guarantors’ liability under this Guarantee.

2.12	Incorporation of Terms: Each Subsidiary Guarantor agrees that it will comply with and be bound by all such provisions contained in the Conditions which relate to it.

3	Payments

3.1	Payments Free of Taxes: All payments by or on behalf of the Subsidiary Guarantors under or in respect of this Guarantee shall be made free from any restriction or condition and be made without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature (the “Taxes”) imposed, levied, collected, withheld or assessed by or on behalf of the British Virgin Islands, Hong Kong or any authority in the British Virgin Islands or Hong Kong having power to tax (each a “Relevant Jurisdiction”), unless withholding or deduction of such taxes, duties assessments or governmental charges is compelled by law. In such event, the Subsidiary Guarantors shall pay such additional amounts as will result in the receipt by the Bondholders of such amounts as would have been received by them had no such withholding or deduction been required, except that no such additional amounts should be payable in relation to any payment in respect of any Bond presented for payment by or on behalf of a holder who is liable for the Taxes in respect of the Bond by reason of his having some connection with any Relevant Jurisdiction other than the mere holding of the Bond. References in this Deed to principal, premium (if any) and interest (if any) shall be deemed also to refer to any additional amounts which may be payable under this Clause 3.1.

3.2	Stamp Duties: Each Subsidiary Guarantor covenants to and agrees with the Bondholders that it shall pay promptly, and in any event before any penalty becomes payable, any stamp, documentary, registration or similar duty or tax payable in the British Virgin Islands or Hong Kong, as the case may be, or in the country of any currency in which the Bonds may be denominated or amounts may be payable in respect of the Bonds or any political subdivision or taxing authority thereof or therein in connection with the entry into, performance, enforcement or admissibility in evidence of this Deed and/or any amendment of, supplement to or waiver in respect of this Deed, and shall indemnify each of the Bondholders, on an after tax basis, against any liability with respect to or resulting from any delay in paying or omission to pay any such tax.

4	Representations

4.1	Representations: Each Subsidiary Guarantor represents, warrants and undertakes to the Bondholders that:

4.1.1	Incorporation:

(i)	it is a company duly incorporated and validly existing under the laws of its jurisdiction of incorporation;

(ii)	it is in compliance with all laws and regulations to which it is subject;

(iii)	it is not in liquidation or receivership;

(iv)	it has full power and authority to own its properties and to conduct its business;

(v)	it is lawfully qualified to do business in those jurisdictions in which business is conducted by it; and

(vi)	it has full power and authority to enter into and perform its obligations under this Deed.

4.1.2	Validity, Authorisation and Enforcement of this Deed:

(i)	it has duly authorised, executed and delivered this Deed; and

(ii)	the obligations contained in this Deed constitute valid and legally binding obligations on it, and such obligations are enforceable against it in accordance with the terms hereof.

4.1.3	Acting as principal: it is acting as principal and for its own account and not as agent or trustee or in any other capacity on behalf of any third party;

4.1.4	Authorisations: all authorisations required in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by, this Deed have been obtained or effected (as appropriate) and are in full force and effect;

4.1.5	Taxes on payments: all amounts payable by it under this Deed may be made free and clear of and without deduction for or on account of any tax;

4.1.6	Stamp duties: no stamp or registration duty or similar taxes or charges are payable in respect of this Deed;

4.1.7	Non-conflict: the entry into and performance by it of, and the transactions contemplated by, this Deed do not conflict with any law or regulation or judicial or official order applicable to it or conflict with any document which is binding upon it or any of its assets; and

4.1.8	Litigation: no litigation, arbitration or administrative proceedings affecting it are current or, to its knowledge, pending or threatened, which might reasonably be expected to, if adversely determined, have a material adverse effect.

4.2	Times for making representations

4.2.1	The representations set out in this Deed are made by each Subsidiary Guarantor on the date of this Deed.

4.2.2	Unless a representation is expressed to be given at a specific date, each representation under this Deed is deemed to be repeated by each Subsidiary

Guarantor on each date after the date of this Deed until all of the Subsidiary Guarantors’ obligations under this Guarantee are unconditionally and irrevocably paid and discharged in full.

4.2.3	When a representation is repeated, it is applied to the circumstances existing at the time of repetition.

5	Covenants of the Subsidiary Guarantors

5.1	Information Covenants: Each Subsidiary Guarantor agrees to supply to the Bondholders (or any agent on their behalf):

5.1.1	copies of all documents despatched by it to its creditors generally or any class of them at the same time as they are despatched;

5.1.2	promptly upon becoming aware of them, details of any litigation, arbitration or administrative proceedings which are current, threatened or pending and which have or might, if adversely determined, have a material adverse effect; and

5.1.3	promptly on request, such further information regarding its financial condition as the Bondholders may reasonably request.

5.2	General Covenants: Each Subsidiary Guarantor undertakes to comply with the following covenants:

5.2.1	Authorisations: it must promptly obtain, maintain and comply with the terms of any authorisation required under any law or regulation to enable it to perform its obligations under, or for the validity or enforceability of, this Deed;

5.2.2	Compliance with laws: it must comply in all respects with all laws to which it is subject where failure to do so has or is reasonably likely to have a material adverse effect; and

5.2.3	Pari passu ranking: it must ensure that its payment obligations under this Deed rank at least pari passu with all its other present and future unsecured payment obligations, except for obligations mandatorily preferred by law applying to individual generally.

6	Amendments to this Deed and Assignment by the Subsidiary Guarantors

6.1	Amendments: The Subsidiary Guarantors may not amend, vary, terminate or suspend this Guarantee or their obligations hereunder unless such amendment, variation, termination or suspension shall have been approved by the Majority Bondholders (as defined in the Conditions), save that nothing in this Clause shall prevent the Subsidiary Guarantors from increasing or extending their obligations hereunder by way of supplement to this Guarantee at any time.

6.2	Assignment by the Subsidiary Guarantors: No Subsidiary Guarantor may assign or transfer any of its rights and obligations under this Deed without the prior consent of the Majority Bondholders.

7	Release of Guarantee

The Subsidiary Guarantors may be released from this Guarantee on the occurrence of the following events:

(a)	upon repayment of the Bonds and final and irrevocable discharge and performance of all obligations under the Transaction Documents in full as notified to the Security Agent by the Majority Bondholders in writing; or

(b)	upon approval by a resolution of the Majority Bondholders.

8	Severability

If a term of this Deed is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect:

(a)	the legality, validity or enforceability in that jurisdiction of any other term of this Deed; or

(b)	the legality, validity or enforceability in other jurisdictions of that or any other term of this Deed.

9	General

9.1	Benefit: This Guarantee shall enure for the benefit of the Bondholders.

9.2	Deposit of Guarantee: The Subsidiary Guarantors shall deposit this Guarantee with or to the order of the initial Bondholder as at the Issue Date, to be held by or to the order of such initial Bondholder until all the obligations of the Subsidiary Guarantors have been discharged in full. Each Subsidiary Guarantor acknowledges the right of any Bondholder to the production of, and to obtain a copy of, this Guarantee.

9.3	Notices: Any communication in connection with this Deed must be in English and in writing and, unless otherwise stated, may be given in person, by post or fax. Unless it is agreed to the contrary, any consent or agreement required under this Deed must be given in writing.

The contact details of the Subsidiary Guarantors for this purpose are:

c/o China Metro-Rural Exchange Limited

Address:	Suite 2204, Sun Life Tower
The Gateway, 15 Canton Road
Tsim Sha Tsui, Kowloon
Hong Kong

Fax number:	+852 2111 1890

Attention:	Ms Chris Fan

10	Governing Law and Jurisdiction

10.1	Governing Law: This Deed shall be governed by and shall be construed in accordance with Hong Kong law.

10.2

Jurisdiction: The courts of Hong Kong are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with the Guarantee and accordingly any legal action or proceedings arising out of or in connection with this Deed or the Guarantee (“Proceedings”) may be brought in such courts. Each Subsidiary Guarantor irrevocably submits, to the jurisdiction of such courts and waives any objection to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum. This submission is made for the benefit of the Bondholders and shall not limit the right of the Bondholders to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not).

10.3	Agent for Service of Process: Each Subsidiary Guarantor agrees, that the process by which any legal proceedings in Hong Kong are begun may be served on it by being delivered to the following address in Hong Kong:

China Metro-Rural Exchange Limited

Suite 2204, Sun Life Tower

The Gateway, 15 Canton Road

Tsim Sha Tsui, Kowloon

Hong Kong

If any of the Subsidiary Guarantors ceases to have an agent to accept service of process in Hong Kong, that Subsidiary Guarantor shall forthwith appoint a further agent in Hong Kong to accept service of process on its behalf in Hong Kong and notify the Bondholders of such appointment, and, failing such appointment within fifteen days, any Bondholder shall be entitled to appoint such a person by notice to the Subsidiary Guarantor and the other Bondholders (at such Subsidiary Guarantor’s expense). Nothing in this Clause 9.3 shall affect the right to serve process in any other manner permitted by law.

SCHEDULE 1

Form of Supplemental Deed of Guarantee

Dated [—]

SUPPLEMENTAL DEED OF GUARANTEE

relating to

US$60,000,000

14 per cent. Guaranteed Secured Convertible Bonds due 2017

convertible into the ordinary shares of

China Metro-Rural Holdings Limited

10th Floor, Alexandra House

Chater Road

Hong Kong

Telephone (852) 2842 4888

Facsimile (852) 2810 8133/2810 1695

This Supplemental Deed of Guarantee is made on [—] by [INSERT] (the “New Subsidiary Guarantor”) in favour of the Bondholders.

Whereas:

(A)	China Metro-Rural Holdings Limited (the “Issuer”) has issued US$60,000,000 principal amount of Bonds known as its 14 per cent. Guaranteed Secured Convertible Bonds due 2017 (the “Bonds”) convertible into the ordinary shares of the Issuer which are guaranteed by the Subsidiary Guarantors (as defined in the Deed of Guarantee).

(B)	Pursuant to the Deed of Guarantee dated [—] (the “Deed of Guarantee”), the Subsidiary Guarantors have agreed to guarantee (i) the payment of all sums expressed to be payable from time to time by the Issuer pursuant to the terms and conditions of the Bonds to the holders from time to time of any Bonds (the “Bondholders”) issued by it and (ii) the punctual performance by the Issuer of all the obligations of the Issuer under the Bonds (the “Guarantee”).

(C)	The New Subsidiary Guarantor agrees to jointly and severally with the existing Subsidiary Guarantors provide the Guarantee pursuant to this Supplemental Deed of Guarantee.

This Supplemental Deed of Guarantee witnesses and it is declared as follows:

1	Interpretation

Except as provided herein, all words and expressions defined in the Deed of Guarantee shall have the same meanings when used in this Supplemental Deed of Guarantee.

2	Agreement of New Subsidiary Guarantor

The New Subsidiary Guarantor, by its execution of this Supplemental Deed of Guarantee, agrees from the date hereof to be a Subsidiary Guarantor under the Deed of Guarantee and the Conditions and to be bound by the terms of the Deed of Guarantee and the Conditions applicable to Subsidiary Guarantors.

3	Confirmation of Deed of Guarantee

This Supplemental Deed of Guarantee is supplemental to the Deed of Guarantee and the Deed of Guarantee shall henceforth be read and construed as one instrument with this Supplemental Deed of Guarantee.

4	Governing Law

This Supplemental Deed of Guarantee shall be governed by and shall be construed in accordance with Hong Kong law.

In witness whereof the New Subsidiary Guarantor has caused this deed to be duly delivered as a deed on the date stated at the beginning.

Executed as a deed by

[INSERT NEW SUBSIDIARY GUARANTOR]

In witness whereof the Subsidiary Guarantors have caused this deed to be duly delivered as a deed on the date stated at the beginning.

SIGNED, SEALED and DELIVERED	)
as a DEED by	)
M.S. ELECTRONIC EMPORIUM LIMITED	)
)
)

SIGNED, SEALED and DELIVERED	)
as a DEED by	)
CHINA METRO-RURAL LIMITED	)
)
)

SIGNED, SEALED and DELIVERED	)
as a DEED by	)
CHINA METRO-RURAL EXCHANGE LIMITED	)
)
)

SIGNED, SEALED and DELIVERED	)
as a DEED by	)
CHINA METRO-RURAL DEVELOPMENT LIMITED	)
)
)

SIGNED, SEALED and DELIVERED	)
as a DEED by	)
CHINA FOCUS CITY (H.K.) HOLDINGS LIMITED	)
)
)